SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 10)

Under the Securities Exchange Act of 1934

MeetMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
 Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

November 18, 2015

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D
CUSIP No. 585141104
1		NAMES OF REPORTING PERSONS Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,607,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,607,506
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,607,506
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.43%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 585141104
1		NAMES OF REPORTING PERSONS Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,607,506
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,607,506
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,607,506
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.43%
14		TYPE OF REPORTING PERSON* OO

This Amendment No. 10 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010, Amendment No. 3 previously filed on July 21, 2011, Amendment No. 4 previously filed on September 19, 2011, Amendment No. 5 previously filed on November 14, 2011, Amendment No. 6 previously filed on March 8, 2013, Amendment No. 7 previously filed on September 26, 2013, Amendment No. 8 previously filed on December 20, 2013 and Amendment No. 9 previously filed on April 28, 2015 (as so amended and as amended by this Amendment No. 10, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 10 refers only to information which has materially changed since the filing of Amendment No. 9 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:
In a series of transactions through and including December 10, 2015, MATT Inc. disposed of 2,815,429 shares of Common Stock for approximately $7,713,436 in proceeds, excluding fees and commissions paid, at prices ranging from $2.4735 to $2.9842 per share in open market transactions on the New York Stock Exchange.  Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below.
Date	Number of Shares Disposed of	Average Price Per Share
November 13, 2015	156,000	$2.7934
November 16, 2015	133,000	$2.6270
November 17, 2015	125,000	$2.4958
November 18, 2015	132,000	$2.5732
November 19, 2015	87,000	$2.5194
November 20, 2015	57,000	$2.4735
November 23, 2015	120,000	$2.5409
November 24, 2015	119,000	$2.6611

4

November 25, 2015	65,000	$2.7217
November 27, 2015	60,000	$2.6033
November 30, 2015	130,000	$2.6452
December 1, 2015	70,000	$2.6817
December 2, 2015	81,480	$2.7400
December 4, 2015	200,000	$2.9842
December 7, 2015	150,000	$2.8493
December 8, 2015	120,000	$2.9382
December 9, 2015	80,000	$2.9083
December 10, 2015	929,949	$2.9142
Item 5.                Interest in Securities of the Issuer.
Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:
(a)            MATT Inc. beneficially owns 1,607,506 shares of Common Stock (the “Shares”), consisting of 336,927 shares of Common Stock held by MATT Inc. and 1,270,576 shares of Common Stock issuable upon exercise of the warrants (the “Warrants”) owned by MATT Inc.  AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 3.43% of 46,911,279 total shares of Common Stock, calculated as the sum of (i) the 45,640,703 shares of Common Stock outstanding as of November 3, 2015, as represented by the Company in its most recent report on Form 10-Q filed on November 4, 2015, and (ii) the 1,270,576 shares of Common Stock issuable upon exercise of the Warrants.  The 46,911,279 Shares set forth in clauses (i) and (ii) above are hereinafter referred to as the “Aggregate Share Number.”  Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 139,792 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 123,042 shares of Common Stock.  Such shares represent 0.26% of 47,034,321 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 123,042 shares of Common Stock issuable upon exercise of such options.
(c)            Other than as described in Item 3 above, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.
[Signatures on following page]

5

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 14, 2015
MEXICANS & AMERICANS TRADING TOGETHER, INC.

By: /s/ Andres Gonzalez-Saravia Coss
Name: Andres Gonzalez-Saravia Coss
Title: President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By: /s/ Andres Gonzalez-Saravia Coss
Name: Andres Gonzalez-Saravia Coss
Title: Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 10 TO SCHEDULE 13D WITH RESPECT TO THE COMMON STOCK OF MEETME, INC.]